Filed pursuant to Rule 424(b)(3)
                                                              File No. 333-55694





                                    LEVI STRAUSS & CO.





                   Supplement No. 2 to Prospectus dated March 8, 2001.




                    The date of this Supplement No. 2 is April 6, 2001.

















                         On April 6, 2001, Levi Strauss & Co. filed with the Securities and Exchange Commission the attached
                                   Quarterly Report on Form 10-Q.

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                    FORM 10-Q

                                   (Mark One)

     [x] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                               EXCHANGE ACT OF 1934

                FOR THE QUARTERLY PERIOD ENDED FEBRUARY 25, 2001

                                       or

     [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                               EXCHANGE ACT OF 1934

                        Commission file number: 333-36234

                               LEVI STRAUSS & CO.
             (Exact Name of Registrant as Specified in Its Charter)

         DELAWARE                                          94-0905160
(State or Other Jurisdiction of                        (I.R.S. Employer
Incorporation or Organization)                         Identification No.)

              1155 BATTERY STREET, SAN FRANCISCO, CALIFORNIA 94111
                    (Address of Principal Executive Offices)

                                 (415) 501-6000
              (Registrant's Telephone Number, Including Area Code)

                                      None
         (Former Name, Former Address, and Former Fiscal Year, if Changed
                                Since Last Report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                    Yes X   No
                                       ---    ---

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Common Stock $.01 par value ----- 37,278,238 shares outstanding on April 6, 2001

LEVI STRAUSS & CO.
INDEX TO FORM 10-Q
FEBRUARY 25, 2001


                                                                           PAGE
                                                                         NUMBER
                                                                         ------
PART I - FINANCIAL INFORMATION

Item 1.    Financial Statements:

           Consolidated Balance Sheets as of February 25, 2001 and
             November 26, 2000...........................................    3

           Consolidated Statements of Income for the Three Months
             Ended February 25, 2001 and February 27, 2000...............    4

           Consolidated Statements of Cash Flows for the Three Months
             Ended February 25, 2001 and February 27, 2000...............    5

           Notes to the Consolidated Financial Statements................    6

Item 2.    Management's Discussion and Analysis of Financial Condition
             and Results of Operations...................................   18

Item 3.    Quantitative and Qualitative Disclosures about Market Risk....   23

PART II - OTHER INFORMATION

Item 6.    Exhibits and Reports on Form 8-K..............................   24

SIGNATURE................................................................   25

PART I - FINANCIAL INFORMATION
ITEM 1.     FINANCIAL STATEMENTS


                       LEVI STRAUSS & CO. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                             (Dollars in Thousands)

                                                                                        February 25,  November 26,
                                                                                           2001          2000
                                                                                           ----          ----
                               ASSETS                                                   (Unaudited)

Current Assets:
      Cash and cash equivalents......................................................   $   82,223    $  117,058
      Trade receivables, net of allowance for doubtful accounts of $31,325
                in 2001 and $29,717 in 2000..........................................      565,928       660,128
      Inventories:
          Raw materials..............................................................      128,466       120,760
          Work-in-process............................................................       72,090        84,871
          Finished goods.............................................................      543,398       446,618
                                                                                        ----------    ----------
             Total inventories.......................................................      743,954       652,249
      Deferred tax assets............................................................      250,831       250,817
      Other current assets...........................................................      130,982       168,621
                                                                                        ----------    ----------
                  Total current assets...............................................    1,773,918     1,848,873

Property, plant and equipment, net of accumulated depreciation of $516,817 in
   2001 and $495,986 in 2000.........................................................      558,936       574,039
Goodwill and other intangibles, net of accumulated amortization of $167,531 in
   2001 and $164,826 in 2000.........................................................      262,500       264,956
Non-current deferred tax assets......................................................      435,860       439,692
Other assets.........................................................................      100,641        78,168
                                                                                        ----------    ----------
                  Total Assets.......................................................   $3,131,855    $3,205,728
                                                                                        ==========    ==========

                      LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities:
      Current maturities of long-term debt and short-term borrowings.................   $  228,480    $  231,290
      Accounts payable...............................................................      202,495       268,473
      Restructuring reserves.........................................................       61,372        71,595
      Accrued liabilities............................................................      366,452       395,660
      Accrued salaries, wages and employee benefits..................................      183,313       257,021
      Accrued taxes..................................................................       15,814        69,772
                                                                                        ----------    ----------
                  Total current liabilities..........................................    1,057,926     1,293,811

Long-term debt, less current maturities..............................................    1,984,112     1,895,140
Postretirement medical benefits......................................................      547,492       545,574
Long-term employee related benefits..................................................      380,426       358,849
Long-term tax liability..............................................................      175,492       166,854
Other long-term liabilities..........................................................       21,067        20,588
Minority interest....................................................................       21,952        23,485
                                                                                        ----------    ----------
                  Total liabilities..................................................    4,188,467     4,304,301
                                                                                        ----------    ----------
Stockholders' Deficit:
      Common stock--$.01 par value; authorized 270,000,000 shares; issued and
         outstanding: 37,278,238 shares..............................................          373           373
      Additional paid-in capital.....................................................       88,808        88,808
      Accumulated deficit............................................................   (1,142,292)   (1,171,864)
      Accumulated other comprehensive loss...........................................       (3,501)      (15,890)
                                                                                        ----------    ----------
                  Total stockholders' deficit........................................   (1,056,612)   (1,098,573)
                                                                                        ----------    ----------
                  Total Liabilities and Stockholders' Deficit........................   $3,131,855    $3,205,728
                                                                                        ==========    ==========

  The accompanying notes are an integral part of these financial statements.


                       LEVI STRAUSS & CO. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                  (Dollars in Thousands, Except Per Share Data)
                                   (Unaudited)


                                                                           Three Months Ended
                                                                           ------------------
                                                                       February 25,   February 27,
                                                                           2001           2000
                                                                           ----           ----

Net sales........................................................     $  996,382     $1,082,437
Cost of goods sold...............................................        556,449        632,442
                                                                      ----------     ----------
   Gross profit..................................................        439,933        449,995
Marketing, general and administrative expenses...................        326,095        322,111
Other operating income...........................................         (7,174)        (4,183)
                                                                      ----------     ----------
   Operating income..............................................        121,012        132,067
Interest expense.................................................         69,205         56,782
Other (income) expense, net......................................          4,868        (24,958)
                                                                      ----------     ----------
   Income before taxes...........................................         46,939        100,243
Provision for taxes..............................................         17,367         35,084
                                                                      ----------     ----------
   Net income....................................................     $   29,572     $   65,159
                                                                      ==========     ==========
Earnings per share--basic and diluted.............................    $     0.79     $     1.75
                                                                      ==========     ==========

Weighted-average common shares outstanding.......................     37,278,238     37,278,238
                                                                      ==========     ==========

 The accompanying notes are an integral part of these financial statements.


                       LEVI STRAUSS & CO. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in Thousands)
                                   (Unaudited)

                                                                                         Three Months Ended
                                                                                         ------------------
                                                                                      February 25,    February 27,
                                                                                          2001            2000
                                                                                          ----            ----

Cash Flows from Operating Activities:
Net income........................................................................    $  29,572        $ 65,159
Adjustments to reconcile net cash (used for) provided by operating activities:
   Depreciation and amortization..................................................       20,841          20,620
   Gain on disposition of property, plant and equipment...........................         (140)        (26,250)
   Unrealized foreign exchange gains..............................................      (20,978)         (5,444)
   Decrease in trade receivables..................................................       99,397         116,579
   Increase in income taxes receivables...........................................           --          (6,371)
   (Increase) decrease in inventories.............................................      (84,596)         31,996
   Decrease in other current assets...............................................       53,449          26,858
   Increase in other long-term assets.............................................      (22,086)        (18,314)
   Decrease in net deferred tax assets............................................        4,527          27,864
   Decrease in accounts payable and accrued liabilities...........................     (103,216)        (52,534)
   Decrease in restructuring reserves.............................................      (10,223)        (84,388)
   Decrease in accrued salaries, wages and employee benefits......................      (76,904)         (9,078)
   Decrease in accrued taxes......................................................      (56,638)         (1,551)
   Increase (decrease) in long-term employee benefits.............................       23,419         (10,161)
   Increase (decrease) in other long-term liabilities.............................        8,260            (889)
   Other, net.....................................................................        3,391         (13,794)
                                                                                       ---------       --------
        Net cash (used for) provided by operating activities......................     (131,925)         60,302
                                                                                       ---------       --------

Cash Flows from Investing Activities:
   Purchases of property, plant and equipment.....................................       (4,874)         (4,252)
   Proceeds from sale of property, plant and equipment............................          763          90,271
   (Increase) decrease in net investment hedges...................................          (78)         18,878
   Other, net.....................................................................           --              56
                                                                                       --------        --------
        Net cash (used for) provided by investing activities......................       (4,189)        104,953
                                                                                       --------        --------

Cash Flows from Financing Activities:
   Proceeds from issuance of long-term debt.......................................    1,235,214         290,742
   Repayments of long-term debt...................................................   (1,132,967)       (539,498)
   Net decrease in short-term borrowings..........................................       (3,164)         (2,420)
                                                                                     ----------        --------
        Net cash provided by (used for) financing activities......................       99,083        (251,176)
                                                                                     ----------        --------
Effect of exchange rate changes on cash...........................................        2,196            (936)
                                                                                     ----------        --------
        Net decrease in cash and cash equivalents.................................      (34,835)        (86,857)
Beginning cash and cash equivalents...............................................      117,058         192,816
                                                                                     ----------        --------
Ending Cash and Cash Equivalents..................................................   $   82,223        $105,959
                                                                                     ==========        ========

Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:
   Interest.......................................................................   $     41,442      $ 40,702
   Income taxes...................................................................         60,951        13,898
   Restructuring initiatives......................................................         10,223        84,388

  The accompanying notes are an integral part of these financial statements.

                       LEVI STRAUSS & CO. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

NOTE 1: PREPARATION OF FINANCIAL STATEMENTS

     The unaudited consolidated financial statements of Levi Strauss & Co. and subsidiaries ("LS&CO." or "Company") are prepared in conformity with generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments necessary for a fair presentation of the financial position and operating results for the periods presented have been included. These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements of LS&CO. for the year ended November 26, 2000 included in the annual report on Form 10-K filed by LS&CO. with the Securities and Exchange Commission (the "SEC") on February 5, 2001.

     The consolidated financial statements include the accounts of LS&CO. and its subsidiaries. All intercompany transactions have been eliminated. Management believes that, along with the following information, the disclosures are adequate to make the information presented herein not misleading. Certain prior year amounts have been reclassified to conform to the current presentation. The results of operations for the three months ended February 25, 2001 may not be indicative of the results to be expected for the year ending November 25, 2001.

     The Company adopted Statement of Financial Accounting Standards No. ("SFAS") 133, "Accounting for Derivative Instruments and Hedging Activities," the first day of fiscal year 2001. Due to the adoption of SFAS 133, the Company reported a net transition gain of $87 thousand in other income/expense. This transition amount was not recorded as a separate line item as a change in accounting principle, net of tax, due to the minimal impact on the Company's results of operations. In addition, the Company recorded a transition amount of $0.7 million (or $0.4 million net of related income taxes) that reduced other comprehensive income. (See Note 7 to the Consolidated Financial Statements.)

     In September 2000, the Financial Accounting Standards Board ("FASB") issued SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which replaces SFAS 125, "Accounting for Transfers and Services of Financial Assets and Extinguishments of Liabilities." SFAS 140 revises the methods for accounting for securitizations and other transfers of financial assets and collateral as outlined in SFAS 125, and requires certain additional disclosures. For transfers and servicing of financial assets and extinguishments of liabilities, this standard will be effective for the Company's May 27, 2001 quarterly financial statements. However, for disclosures regarding securitizations and collateral, as well as recognition and reclassification of collateral, this standard will be effective for the Company's November 25, 2001 annual financial statements. The Company is currently evaluating the impact of the adoption of this standard.

                               LEVI STRAUSS & CO.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(continued)
                                   (Unaudited)


NOTE 2: COMPREHENSIVE INCOME

     The following is a summary of the components of total comprehensive income, net of related income taxes:

                                                                           Three Months Ended
                                                                           ------------------
                                                                     February 25,  February 27,
                                                                        2001          2000
                                                                        ----          ----
                                                                        (Dollars in Thousands)

   Net income....................................................      $ 29,572         $65,159
                                                                       --------         -------
   Other comprehensive income (loss):
        Transition adjustments:
            Cash flow hedges.....................................          (522)            -
            Net investment hedges................................            76             -
                                                                       --------         -------
              Total transition adjustments.......................          (446)            -
                                                                       --------         -------
        Foreign currency translation adjustments:
           Net investment hedges.................................        (5,903)          7,626
           Foreign currency translations.........................        16,963          (3,795)
                                                                       --------         -------
               Total foreign currency translation adjustments....        11,060           3,831
                                                                       --------         -------
        Cash flow hedges.........................................         1,775             -
                                                                       --------         -------
               Total other comprehensive income..................        12,389           3,831
                                                                       --------         -------
    Total comprehensive income...................................      $ 41,961         $68,990
                                                                       ========         =======

    The following is a summary of the components of accumulated other  comprehensive income (loss) balances:

                                                                     February 25,   November 26,
                                                                        2001           2000
                                                                        ----           ----
                                                                       (Dollars in Thousands)
        Cumulated transition adjustments:
            Cash flow hedges.....................................       $  (522)       $     -
            Net investment hedges................................            76              -
                                                                        -------        --------
              Total cumulated transition adjustments.............          (446)             -
                                                                        -------        --------
        Cumulated translation adjustments:
           Net investment hedges.................................        32,356          39,474
           Foreign currency translations.........................       (37,186)        (23,584)
                                                                        -------        --------
               Total cumulated translation adjustments...........        (4,830)        (15,890)
                                                                        -------        --------
        Cash flow hedges.........................................         1,775             -
                                                                        -------        --------
    Accumulated other comprehensive loss.........................       $(3,501)       $(15,890)
                                                                        =======        ========

NOTE 3: EXCESS CAPACITY/RESTRUCTURING RESERVES

NORTH AMERICA PLANT CLOSURES

     In view of declining sales that started in 1997, the need to bring manufacturing capacity in line with sales projections and the need to reduce costs, the Company decided to close some of its owned and operated production facilities in North America. The Company announced in 1997 the closure of ten manufacturing facilities and a finishing center in the U.S., which were closed during 1998 and displaced approximately 6,400 employees. The table below displays the activity and liability balances of this reserve.

     In 1998, the Company announced the closure of two more finishing centers in the U.S. that were closed during 1999 and displaced approximately 990 employees. The table below displays the activity and liability balances of this reserve.

                               LEVI STRAUSS & CO.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(continued)
                                   (Unaudited)

     The Company announced in February 1999 plans to close 11 manufacturing facilities in North America. The 11 manufacturing facilities were closed during 1999 and approximately 5,900 employees were displaced. The table below displays the activity and liability balances of this reserve.

1997 NORTH AMERICA PLANT CLOSURES

                                                                            Balance                 Balance
                                                                           11/26/00   Reductions    2/25/01
                                                                           --------   ----------    -------
                                                                                (Dollars in Thousands)
Severance and employee benefits........................................      $  221      $  (18)   $   203
Other restructuring costs..............................................       2,226        (403)     1,823
                                                                             ------      ------    -------
   Total...............................................................      $2,447      $ (421)   $ 2,026
                                                                             ======      ======    =======

1998 NORTH AMERICA PLANT CLOSURES

                                                                           Balance                 Balance
                                                                           11/26/00   Reductions   2/25/01
                                                                           --------   ----------   -------
                                                                               (Dollars in Thousands)
Severance and employee benefits........................................      $1,449     $  (15)    $ 1,434
Other restructuring costs..............................................         608         --         608
                                                                             ------     -------    -------
   Total...............................................................      $2,057     $  (15)    $ 2,042
                                                                             ======     =======    =======

1999 NORTH AMERICA PLANT CLOSURES

                                                                            Balance                 Balance
                                                                           11/26/00   Reductions    2/25/01
                                                                           --------   ----------    -------
                                                                                (Dollars in Thousands)

Severance and employee benefits........................................     $19,852     $(3,210)    $16,642
Other restructuring costs..............................................      34,765      (3,669)     31,096
                                                                            -------     -------     -------
   Total...............................................................     $54,617     $(6,879)    $47,738
                                                                            =======     =======     =======

CORPORATE REORGANIZATION INITIATIVES

     Starting in 1998, the Company instituted various overhead reorganization initiatives to reduce overhead costs and consolidate operations. The reorganization initiative instituted in 1998 displaced approximately 770 employees. The table below displays the activity and liability balances of this reserve.

     In conjunction with the above plan to institute overhead reorganization initiatives, the Company announced restructuring plans during 1999 that are estimated to displace approximately 730 employees. As of February 25, 2001, approximately 685 employees were displaced. The table below displays the activity and liability balances of this reserve.

                               LEVI STRAUSS & CO.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(continued)
                                   (Unaudited)

1998 CORPORATE REORGANIZATION INITIATIVES

                                                                     Balance                Balance
                                                                     11/26/00  Reductions   2/25/01
                                                                     --------  ----------   -------
                                                                         (Dollars in Thousands)

Severance and employee benefits.....................................    $  100      $ (50)    $   50
Other restructuring costs...........................................     1,773       (111)     1,662
                                                                        ------      -----     ------
   Total............................................................    $1,873      $(161)    $1,712
                                                                        ======      =====     ======

1999 CORPORATE REORGANIZATION INITIATIVES

                                                                     Balance                Balance
                                                                     11/26/00  Reductions   2/25/01
                                                                     --------  ----------   -------
                                                                         (Dollars in Thousands)
Severance and employee benefits.....................................    $2,762      $(203)    $2,559
                                                                        ======      =====     ======

EUROPE REORGANIZATION AND PLANT CLOSURES

     In 1998, the Company announced plans to close two manufacturing and two finishing facilities, and reorganize operations throughout Europe, displacing approximately 1,650 employees. These plans were prompted by decreased demand for denim jeans products and a resulting over-capacity in the Company's European owned and operated plants. The production facilities were closed by the end of 1999 and as of February 25, 2001, approximately 1,645 employees were displaced. The table below displays the activity and liability balances of this reserve.

     In conjunction with the above plans in Europe, the Company announced in September 1999 plans to close a production facility, and reduce capacity at a finishing facility in the United Kingdom with an estimated displacement of 945 employees. The production facility closed in December 1999 and as of February 25, 2001, approximately 940 employees were displaced. The table below displays the activity and liability balances of this reserve.

1998 EUROPE REORGANIZATION AND PLANT CLOSURES

                                                                   Balance                Balance
                                                                   11/26/00  Reductions   2/25/01
                                                                   --------  ----------   -------
                                                                       (Dollars in Thousands)
Severance and employee benefits...................................    $1,508    $ (972)     $  536
                                                                      ======    ======      ======

1999 EUROPE REORGANIZATION AND PLANT CLOSURES

                                                                   Balance                Balance
                                                                   11/26/00  Reductions   2/25/01
                                                                   --------  ----------   -------
                                                                       (Dollars in Thousands)
Severance and employee benefits...................................    $5,691    $(1,572)    $4,119
Other restructuring costs.........................................       640       --          640
                                                                      ------    -------     ------
   Total..........................................................    $6,331    $(1,572)    $4,759
                                                                      ======    =======     ======

     Reductions consist of payments for severance and employee benefits and other restructuring costs. The balance of severance and employee benefits and other restructuring costs are included under restructuring reserves on the balance sheet. The majority of these initiatives are expected to be completed by the end of 2001.

                               LEVI STRAUSS & CO.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(continued)
                                   (Unaudited)


NOTE 4: FINANCING

SENIOR NOTES OFFERING

      On January 18, 2001, the Company issued two series of notes payable totaling the equivalent of $497.5 million to qualified institutional investors in reliance on Rule 144A under the Securities Act of 1933 (the "Securities Act") and outside the U.S. in accordance with Regulation S under the Securities Act. The notes are unsecured obligations of the Company and may be redeemed at any time after January 15, 2005. The issuance was divided into two series: U.S. $380.0 million dollar notes ("Dollar Notes") and 125 million euro notes ("Euro Notes"), (collectively, the "Notes"). Both series of notes are seven-year notes maturing on January 15, 2008 and bear interest at 11.625% per annum, payable semi-annually in January and July of each year. These Notes were offered at a discount of $5.2 million to be amortized over the term of the Notes. Costs representing underwriting fees and other expenses of $14.4 million on the original issue will be amortized over the term of the Notes. Net proceeds from the offering were used to repay a portion of the indebtedness outstanding under the credit facility.

      The indentures governing the Notes contain covenants that limit the Company's and its subsidiaries' ability to incur additional debt; pay dividends or make other restricted payments; consummate specified asset sales; enter into transactions with affiliates; incur liens; impose restrictions on the ability of a subsidiary to pay dividends or make payments to the Company and its subsidiaries; merge or consolidate with any other person; and sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the Company's assets or the assets of the Company's subsidiaries. If the Company experiences a change in control as defined in the indentures governing the Notes, the Company will be required under the indentures to make an offer to repurchase the Notes at a price equal to 101% of the principal amount plus accrued and unpaid interest, if any, to the date of repurchase. If the Notes receive and maintain an investment grade rating by both Standard and Poor's Ratings Service and Moody's Investors Service and the Company and its subsidiaries are and remain in compliance with the indentures, then the Company and its subsidiaries will not be required to comply with specified covenants contained in the indenture.

SENIOR NOTES EXCHANGE OFFER

     In March 2001, the Company, as required under registration rights agreements it entered into when it issued the Notes, filed a registration statement on Form S-4 under the Securities Act with the SEC relating to an exchange offer for its Notes. The exchange offer gave holders of these Notes the opportunity to exchange these old notes, which were issued on January 18, 2001 under Rule 144A and Regulation S of the Securities Act, for new notes that are registered under the Securities Act of 1933. The new notes are identical in all material respects to the old notes except that the new notes are registered. The exchange offer is scheduled to end on April 6, 2001.

                               LEVI STRAUSS & CO.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(continued)
                                   (Unaudited)


SENIOR SECURED CREDIT FACILITY

      On February 1, 2001, the Company entered into a new $1.05 billion senior secured credit facility to replace its existing credit facility on more favorable terms. The new credit facility consists of a $700.0 million revolving credit facility and $350.0 million of term loans. This new facility reduces the Company's borrowing costs and extends the maturity of the Company's principal bank credit facility to August 2003.

     The new facility is secured in substantially the same manner as the prior facility. Collateral includes: domestic receivables, domestic inventories, certain domestic equipment, trademarks, other intellectual property, 100% of the stock in domestic subsidiaries, 65% of the stock of certain foreign subsidiaries and other assets. Borrowings under the facility bear interest at LIBOR or the agent bank's base rate plus an incremental borrowing spread.

     The new facility contains customary covenants restricting the Company's activities as well as those of its subsidiaries, including limitations on the Company's and its subsidiaries' ability to sell assets; engage in mergers; enter into operating leases or capital leases; enter into transactions involving related parties, derivatives or letters of credit; enter into intercompany transactions; incur indebtedness or grant liens or negative pledges on the Company's assets; make loans or other investments; pay dividends or repurchase stock or other securities; guaranty third party obligations; make capital expenditures; and make changes in the Company's corporate structure. The new facility also contains financial covenants that the Company must satisfy on an ongoing basis, including maximum leverage ratios and minimum coverage ratios. The Company was in compliance with financial covenants required by the new facility as of February 25, 2001.

INTEREST RATE CONTRACTS

     The Company is exposed to interest rate risk. It is the Company's policy and practice to use derivative instruments, primarily interest rate swaps and options, to manage and reduce interest rate exposures.

      The Company has entered into interest rate option contracts (caps and floors) to reduce or neutralize the exposure to changes in variable interest rates. The contracts represent an outstanding notional amount of $425.0 million and cover a series of variable cash flows through November 2001. The contracts do not qualify for hedge accounting and therefore the Company reports changes in fair value in other income/expense (see Note 7 to the Consolidated Financial Statements). At February 25, 2001, the Company had no interest rate swap transactions outstanding.

      The Company is exposed to credit loss in the event of nonperformance by the counterparties to the interest rate derivative transactions. However, the Company believes these counterparties are creditworthy financial institutions and does not anticipate nonperformance.

INTEREST RATES ON BORROWINGS

     The Company's weighted average interest rate on average borrowings outstanding during the three months ended February 25, 2001 and November 26, 2000, including the amortization of capitalized bank fees, interest rate swap cancellations and underwriting fees, was 10.26% and 10.02%, respectively. These rates exclude the write-off of fees that resulted from the replacement of the credit agreement dated January 31, 2000. (See "Senior Secured Credit Facility" above.)

                               LEVI STRAUSS & CO.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(continued)
                                   (Unaudited)



NOTE 5: COMMITMENTS AND CONTINGENCIES

FOREIGN EXCHANGE CONTRACTS

         At February 25, 2001, the Company had U.S. dollar forward currency contracts to sell the aggregate equivalent of $753.8 million and to buy the aggregate equivalent of $491.0 million of various foreign currencies. The Company also had euro forward currency contracts to sell the aggregate equivalent of $40.0 million and to buy the aggregate equivalent of $15.9 million of various foreign currencies. Additionally, the Company had U.S. dollar option contracts to sell the aggregate equivalent of $927.8 million and to buy the aggregate equivalent of $645.8 million of various foreign currencies. The Company also had euro option contracts to buy the foreign currency aggregate equivalent of $27.2 million and to sell the foreign currency aggregate equivalent of $27.2 million. These contracts are at various exchange rates and expire at various dates through December 2001.

      Most option transactions are for the exchange of euro and U.S. dollars. At February 25, 2001 and included in the amounts above, the Company had bought U.S. dollar options to sell the equivalent of $84.9 million against the euro. To finance the option premiums related to these options, the Company sold options having the obligation to sell euro for an equivalent of $145.3 million U.S. dollars.

     The Company's market risk is generally related to fluctuations in the currency exchange rates. The Company is exposed to credit loss in the event of nonperformance by the counterparties to the foreign exchange contracts. However, the Company believes these counterparties are creditworthy financial institutions and does not anticipate nonperformance.

OTHER CONTINGENCIES

     In the ordinary course of its business, the Company has pending various cases involving contractual, employee-related, distribution, product liability or product recall, trademark infringement and other matters. The Company does not believe there are any pending legal proceedings that will have a material impact on the Company's financial position or results of operations.

     The operations and properties of the Company comply with all applicable federal, state and local laws enacted for the protection of the environment, and with permits and approvals issued in connection therewith, except where the failure to comply would not reasonably be expected to have a material adverse effect on the Company's financial position or business operations. Based on currently available information, the Company does not consider there to be any circumstances existing that would be reasonably likely to form the basis of an action against the Company that could have a material adverse effect on the Company's financial position or business operations.


NOTE 6: FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair value of certain financial instruments has been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

     The carrying amount and estimated fair value (in each case including accrued interest) of the Company's financial instrument assets and (liabilities) at February 25, 2001 and November 26, 2000 are as follows:


                               LEVI STRAUSS & CO.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(continued)
                                   (Unaudited)


                                                              February 25, 2001            November 26, 2000
                                                          ------------------------      ------------------------
                                                          Carrying       Estimated      Carrying      Estimated
                                                            Value       Fair Value        Value       Fair Value
                                                          --------      ----------      --------      ----------
                                                                         (Dollars in Thousands)

DEBT INSTRUMENTS:
   Credit facilities..................................     $ (593,997)    $ (593,997)   $(1,000,131)  $(1,000,131)
   Yen-denominated eurobond placement.................       (174,769)      (146,552)      (184,043)     (133,945)
   U.S. dollar notes offerings........................     (1,196,682)    (1,096,600)      (799,606)     (628,000)
   Euro notes offering................................       (113,940)      (117,214)           --            --
   European receivables-backed securitization.........        (42,475)       (42,475)       (31,148)      (31,148)
   Industrial development revenue refunding bond......        (10,028)       (10,028)       (10,036)      (10,036)
   Customer service center equipment financing........        (83,476)       (83,476)       (86,901)      (86,901)

CURRENCY AND INTEREST RATE HEDGES:
   Foreign exchange forward contracts.................       $  9,074       $  9,074       $  9,830      $  9,593
   Foreign exchange option contracts..................          3,999          3,999          7,309         6,289
   Interest rate option contracts.....................         (4,260)        (4,260)          (457)         (789)

      Quoted market prices or dealer quotes or option pricing models are used to determine the estimated fair value of foreign exchange contracts, option contracts and interest rate option contracts. Dealer quotes and other valuation methods, such as the discounted value of future cash flows, replacement cost, and termination cost have been used to determine the estimated fair value for long-term debt and the remaining financial instruments. The carrying values of cash and cash equivalents, trade receivables, current assets, certain current and non-current maturities of long-term debt, short-term borrowings and taxes approximate fair value.

     The fair value estimates presented herein are based on information available to the Company as of February 25, 2001 and November 26, 2000. Although the Company is not aware of any factors that would substantially affect the estimated fair value amounts, such amounts have not been updated since those dates and, therefore, the current estimates of fair value at dates subsequent to February 25, 2001 and November 26, 2000 may differ substantially from these amounts. Additionally, the aggregation of the fair value calculations presented herein does not represent and should not be construed to represent the underlying value of the Company.


NOTE 7: DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

     The Company adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," on the first day of fiscal year 2001. Due to the adoption of SFAS 133, the Company reported a net transition gain of $87 thousand in other income/expense. This transition amount was not recorded on a separate line item as a change in accounting principle, net of tax, due to the minimal impact on the Company's results of operations. In addition, the Company recorded a transition amount of $0.7 million (or $0.4 million net of related income taxes) that reduced accumulated other comprehensive income.

                               LEVI STRAUSS & CO.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(continued)
                                   (Unaudited)


Foreign Exchange Hedging

      The primary purpose of the Company's foreign exchange hedging activities is to maximize the U.S. dollar value over the long term. The Company manages foreign currency exposures in a way that makes it unlikely to obtain hedge accounting treatment for all exposure management activities. The Company attempts to take a long-term view of managing exposures on an economic basis, using forecasts to develop exposure positions and engaging in active management of those exposures with the objective of protecting future cash flows and mitigating risks. As a result, not all exposure management activities and foreign currency derivative instruments will qualify for hedge accounting treatment. Derivative instruments utilized in these transactions are being valued at fair value with changes in fair value classified into earnings. The Company does not hold any derivative instruments for trading purposes.

      The Company uses a variety of derivative instruments, including forward, swap and option contracts, to protect against foreign currency exposures related to sourcing, net investment positions, royalties and cash management.

      The derivative instruments used to hedge sourcing exposures do not qualify for hedge accounting treatment and are recorded at their fair value and any changes in fair value are included in other income/expense. At February 25, 2001, the fair value of these derivative instruments hedging sourcing exposure represented a net asset of $9.2 million. The resulting net unrealized loss representing the change in fair value recorded in other income/expense was $8.1 million for the three months ended February 25, 2001. For the three months ended February 25, 2001, the net realized loss on transactions hedging sourcing exposures amounts to $9.2 million and is recorded in other income/expense.

      The Company hedges its net investment position in its subsidiaries in major currencies by using forward, swap and option contracts. Part of the contracts hedging these net investments qualify for hedge accounting and the related gains and losses are consequently categorized in the cumulative translation adjustment in the accumulated other comprehensive income section of stockholders' deficit. At February 25, 2001, the fair value of qualifying net investment hedges was a $4.7 million net asset of which, $4.0 million was recorded in the cumulative translation adjustment section of accumulated other comprehensive income. The remaining gain of $0.7 million was excluded from hedge effectiveness testing and was recorded in other income/expense. The realized loss on net investment hedges generated during the three months ended February 25, 2001 and reported in the cumulative translation adjustment section of accumulated other comprehensive income section of stockholders' deficit was $4.1 million, leaving an accumulated balance of $49.7 million. Additionally, the Company holds derivatives hedging the net investment positions in major currencies that do not qualify for hedge accounting. The fair value of these net investment hedges at February 25, 2001 represented a $1.3 million net liability and a net loss of $1.5 million representing the change in fair value was recorded in other income/expense. For the three months ended February 25, 2001, the realized loss on the transactions hedging net investments that do not qualify for hedge accounting amounted to $0.8 million and was reported in other income/expense.

      The Company designates a portion of its outstanding yen-denominated eurobond as a net investment hedge. At February 25, 2001, a $2.3 million net liability relating to the translation effects of the yen-denominated eurobond was recorded in the cumulative translation adjustment section of accumulated other comprehensive income. A net loss of $5.0 million for the portion of the yen-denominated eurobond that was not designated as a net investment hedge was recorded in other income/expense.

                               LEVI STRAUSS & CO.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(continued)
                                   (Unaudited)


      The Company holds derivatives hedging forecasted intercompany royalty flows that qualify as cash flow hedges. The fair value of the outstanding contracts qualifying as cash flow hedges amounted to a $2.1 million asset as of February 25, 2001. The gains and losses on the contracts that qualify for hedge accounting treatment are recorded in accumulated other comprehensive income until the underlying royalty flow has been settled. The amount of matured cash flow hedges recorded in other income/expense amounted to a net gain of $0.2 million. Hedging activity for qualifying cash flow hedges currently fair valued at $2.8 million and recorded in accumulated other comprehensive income is expected to be reclassified to earnings in the next twelve months as the underlying hedged items impact earnings. The net gain of $42 thousand related to ineffectiveness of qualifying cash flow hedges of such intercompany royalty flows for the three months ended February 25, 2001 was recorded in other income/expense. No cash flow hedges were discontinued for the three months ended February 25, 2001. The Company also enters into contracts hedging forecasted intercompany royalty flows that do not qualify as cash flow hedges. The fair value of these instruments on February 25, 2001 was a $0.6 million net asset and the net unrealized loss representing the change in fair value of such derivatives during the quarter of $1.8 million was recorded in other income/expense. For the three months ended February 25, 2001, the realized gain of such derivatives amounted to $0.5 million and was recorded in other income/expense.

      The derivative instruments utilized in transactions hedging cash management exposures are currently marked to market at their fair value and any changes in fair value are recorded in other income/expense. On February 25, 2001, the fair value of these transactions was a $2.4 million net liability. The resulting unrealized net gain representing the changes in fair value of such derivatives of $0.9 million was reported in other income/expense for the three months ended February 25, 2001. For the three months ended February 25, 2001, the realized gain on derivatives hedging cash management exposures amounted to $6.9 million and was reported in other income/expense.

      The Company also entered in transactions hedging the exposure related to the Euro Notes issued on January 18, 2001. Those derivative instruments are currently marked to market at their fair value and any changes in fair value are recorded in other income/expense. On February 25, 2001 the fair value of these instruments was a $0.5 million net liability and a resulting net unrealized loss, representing the change in fair value of such derivatives, of $0.5 million was recorded in other income/expense. For the three months ended February 25, 2001, the realized net loss on transactions hedging the Euro Notes offering was $3.7 million and was reported in other income/expense.

     Fair values of forward transactions and of the forward portion of swap transactions are calculated using the discounted difference between the contract forward price and the forward price at the closing date for the remaining life of the contract. Prior to the adoption of SFAS 133, forward points and option premiums were recorded as assets or liabilities on the balance sheet and amortized over the life of the contract. Option contracts are also recorded at fair value. Due to the adoption of SFAS 133, these changes in valuation methods resulted in a net gain of $1.3 million that was recorded in other income/expense. In addition, the accumulated other comprehensive income section of stockholders' deficit decreased by approximately $0.7 million.

Interest Rate Hedging

      The Company is exposed to interest rate risk. It is the Company's policy and practice to use derivative instruments, primarily interest rate swaps and options, to manage and reduce interest rate exposures using a mix of fixed and variable debt.

      The fair value of the derivative instruments hedging interest rate risk as of February 25, 2001 was a $4.3 million liability. As the outstanding transactions either do not qualify for hedge accounting or management has elected not to designate such transactions for hedge accounting, the Company reports the changes in fair value in other income/expense that resulted in a net unrealized loss of $3.5 million for the three months ended February 25, 2001.

                               LEVI STRAUSS & CO.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(continued)
                                   (Unaudited)


      Due to the adoption of SFAS 133, the Company adjusted the carrying value of the outstanding interest rate derivatives to their fair value, which resulted in a net loss of $1.2 million and was recorded in other income/expense for the three months ended February 25, 2001.

      The table below gives an overview of the realized and unrealized gains and losses reported in other income/expense, realized and unrealized other comprehensive income ("OCI") balances and realized and unrealized cumulated translation adjustments ("CTA") balances. OCI and CTA are components of the accumulated other comprehensive income section of stockholders' deficit.


-----------------------------------------------------------------------------------------------------------------------------
                                                 Three Months Ended
                                                  February 25, 2001                      At February 25, 2001
-------------------------------------------- --------------------------- ----------------------------------------------------
                                                  Other (income)/expense       OCI gain/(loss)           CTA gain/(loss)
-------------------------------------------- --------------------------- -------------------------- -------------------------
(Dollars in Thousands)                       Realized       Unrealized    Realized    Unrealized     Realized   Unrealized
-------------------------------------------- ------------- ------------- ----------- -------------- ---------- --------------
Foreign Exchange Hedging:
    Sourcing/Sourcing cross                 $ 9,175          $ 8,139         $--       $   --        $  --        $  --

    Net Investment                              794              870          --           --         49,672        4,026
       Yen Bond                                  --           (4,983)         --           --           --         (2,339)

    Royalties                                  (777)           1,756          --         2,818          --           --

    Cash Management                          (6,901)             860          --           --           --           --

    Transition Adjustments                       --           (1,333)         --          (828)         --            120

Euro Notes Offering                           3,682              540          --           --           --           --



-----------------------------------------------------------------------------------------------------------------------------

Interest Rate Hedging                        $   --           $3,471              $ --                       $ --

   Transition Adjustments                        --            1,246                --                         --

-----------------------------------------------------------------------------------------------------------------------------





                                       16


                               LEVI STRAUSS & CO.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(continued)
                                   (Unaudited)



NOTE 8: BUSINESS SEGMENT INFORMATION

                                                                                Asia      All
                                                        Americas    Europe    Pacific    Other    Consolidated
                                                        --------    ------    -------    -----    ------------
                                                                        (Dollars in Thousands)

THREE MONTHS ENDED FEBRUARY 25, 2001:
   Net sales.......................................       $662,205   $257,273   $76,904   $    --  $  996,382
   Earnings contribution...........................        106,043     57,235    12,380        --     175,658
   Interest expense................................             --         --        --    69,205      69,205
   Corporate and other expense, net................             --         --        --    59,514      59,514
   Income before income taxes......................             --         --        --        --      46,939

THREE MONTHS ENDED FEBRUARY 27, 2000:
   Net sales.......................................       $690,528   $303,004   $88,905   $    --  $1,082,437
   Earnings contribution...........................         76,980     81,009    13,410        --     171,399
   Interest expense................................             --         --        --    56,782      56,782
   Corporate and other expense, net................             --         --        --    14,374      14,374
   Income before income taxes......................             --         --        --        --     100,243

                                       17

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, selected items in our consolidated statements of operations, expressed as a percentage of net sales (amounts may not total due to rounding).

                                                                                      Three Months Ended
                                                                                      ------------------
                                                                                  February 25,   February 27,
                                                                                     2001            2000
                                                                                     ----            ----
MARGIN DATA:
Net sales......................................................                      100.0%         100.0%
Cost of goods sold.............................................                       55.8           58.4
                                                                                     -----          -----
Gross profit...................................................                       44.2           41.6
Marketing, general and administrative expenses.................                       32.7           29.8
Other operating income.........................................                       (0.7)          (0.4)
                                                                                     -----          -----
Operating income...............................................                       12.1           12.2
Interest expense...............................................                        6.9            5.2
Other (income) expense, net....................................                        0.5           (2.3)
                                                                                     -----          -----
Income before taxes............................................                        4.7            9.3
Income tax expense.............................................                        1.7            3.2
                                                                                     -----          -----
Net income.....................................................                       3.0%            6.0%
                                                                                     =====          =====


NET SALES SEGMENT DATA:
Geographic
         Americas..............................................                      66.5%          63.8%
         Europe................................................                      25.8           28.0
         Asia Pacific..........................................                       7.7            8.2


     Net sales. Net sales for the three months ended February 25, 2001 decreased 8.0% to $996.4 million, as compared to $1.1 billion for the same period in 2000. This decrease reflects volume declines primarily due to a weak economy in Japan and a difficult retail climate particularly in the U.S. and Japan, and the impact of the depreciating euro and the yen. In addition, the decline in net sales comparison was partially attributed to the high amount of closeout sales for the three months ended February 27, 2000. If currency exchange rates were unchanged from the prior year period, net sales for the three months ended February 25, 2001 would have declined approximately 5.0% compared to the same period in 2000.

     Although net sales levels decreased from the prior year period, the rate of sales decrease is slowing as indicated by the lower constant currency year-over-year sales decrease for the three months ended February 25, 2001 of approximately 5.0% compared to an approximately 7.0% decrease for the year ended November 26, 2000 and an approximately 13.0% decrease for the three months ended February 27, 2000. We believe that positive consumer response to our new products, upgraded core products in Asia, improved product-focused marketing support, and incremental progress in our shipping execution, contributed to the slowing decline in sales.

     Our narrowing sales decline, particularly in difficult retail environments in the U.S. and Japan, reflect ongoing progress in our business turnaround and efforts to improve performance. We believe that we are positioned both operationally and financially to work toward stabilizing our business in fiscal year 2001. However, we do not expect to see much improvement in the U.S. retail sector until the second half of the year, with many of the difficult environmental issues persisting at least through the second quarter.

     In the Americas, net sales for the three months ended February 25, 2001 of $662.2 million decreased 4.1% from the same period in 2000. This decrease was primarily attributable to the weak retail apparel market in the U.S. Toward the end of the first quarter of 2001, a drop in consumer confidence left retailers with adequate inventories resulting in canceled orders for some of our products.

     In Europe, net sales for the three months ended February 25, 2001 decreased 15.1% to $257.3 million, as compared to $303.0 million for the same period in 2000. The net sales decrease was primarily due to a decline in volume caused by lower closeout sales, continuing supply chain issues and the reporting impact of the depreciating euro. In addition, for the three months ended February 27, 2000 net sales include a product line that was discontinued that did not exist for 2001. If exchange rates were unchanged from the prior year periods, the reported net sales decrease would have been approximately 7.1% for the three months ended February 25, 2001.

     In our Asia Pacific region, net sales for the three months ended February 25, 2001 decreased 13.5% to $76.9 million, as compared to $88.9 million for the same period in 2000. The decrease was primarily driven by the economic uncertainty in Japan and the effects of translation to U.S. dollar reported results. In Japan, which accounts for just under two-thirds of our business in Asia, difficult business conditions have resulted in retail consolidation, closure of retail locations and bankruptcy of several retail customers. If exchange rates were unchanged from the prior year periods, the reported net sales decrease would have been approximately 5.9% for the three months ended February 25, 2001.

     Gross profit. Gross profit for the three months ended February 25, 2001 totaled $439.9 million compared with $450.0 million for the same period in 2000. Gross profit as a percentage of net sales, or gross margin, for the three months ended February 25, 2001 increased to 44.2%, as compared to 41.6% for the same period in 2000. The gross profit increase included a reversal of workers compensation accruals totaling $8.0 million. Excluding this reversal of workers compensation, gross profit as a percentage of net sales would have been 43.4%. The gross profit as a percentage of net sales improvement in this period reflects a better product quality mix and improved sourcing costs. One of the reasons for the sourcing cost improvements was the Caribbean Basin Initiative trade act. We anticipate that selling prices for apparel in the U.S. will become more competitive as more apparel companies begin to pass on the cost benefits of the Caribbean Basin Initiative trade act to their customers. We anticipate that our full year gross margin for 2001 will be within our target range of 40% to 42%.

     Marketing, general and administrative expenses. Marketing, general and administrative expenses for the three months ended February 25, 2001 increased slightly to $326.1 million, as compared to $322.1 million for the same period in 2000. Marketing, general and administrative expenses as a percentage of sales for the three months ended February 25, 2001 increased 2.9 percentage points to 32.7% as compared to 29.8% for the same period in 2000. These increases are due primarily to increased costs for employee incentive plans. For the three months ended February 27, 2000, the accrual rate for employee incentive plans was substantially lower than in the latter half of fiscal year 2000 due to the improved performance against internal targets used for determining incentive compensation. The higher accrual rates for long-term incentive plans continued in fiscal year 2001, resulting in higher costs for the three months ended February 25, 2001. The effects of the higher incentive costs were partially offset by our continuing cost containment efforts and lower sales volume-related expenses.

     Advertising expense for the three months ended February 25, 2001 decreased 2.7% to $79.6 million, as compared to $81.8 million for the same period in 2000. Advertising expense as a percentage of sales for the three months ended February 25, 2001 increased 0.4 percentage points to 8.0%, as compared to 7.6% for the same period in 2000. Advertising expense as a percentage of sales for the three months ended February 25, 2001 is consistent with our annual target range of 8% to 9%.

     Other operating income. Licensing income for the three months ended February 25, 2001 of $7.2 million increased 71.5% as compared to $4.2 million for the same period in 2000. The increase was primarily due to more focus on expanding our brand collection with licensed merchandise such as outerwear, shoes and belts.

     Operating income. Operating income for the three months ended February 25, 2001 of $121.0 million decreased 8.4% from the same period in 2000. The decrease was primarily due to lower sales and higher marketing, general and administrative expenses, partially offset by an improved gross margin.

     Interest expense. Interest expense for the three months ended February 25, 2001 increased 21.9% to $69.2 million, as compared to $56.8 million for the same period in 2000. Most of the increase was due to a write-off of fees related to the credit agreement dated January 31, 2000 that was replaced by a new credit facility in February 2001 (see Note 4 to the Consolidated Financial Statements). In addition, interest expense increased due to higher interest rates associated with the senior notes issued January 18, 2001. The average cost of borrowings for the three months ended February 25, 2001 and February 27, 2000 were 10.26% and 8.49%, respectively, excluding the write-off of fees.

     Other income/expense, net. Other income/expense, net for the three months ended February 25, 2001 reflected an expense of $4.9 million, as compared to income of $25.0 million for the same period in 2000. The expense in 2001 was primarily due to net losses from foreign currency exposures and the implementation of Statement of Financial Accounting Standards No. ("SFAS") 133, "Accounting for Derivative Instruments and Hedging Activities." (See Note 7 to the Consolidated Financial Statements.) The income for the three months ended February 27, 2000 was primarily attributable to a $26.1 million gain from the sale of two office buildings in San Francisco located next to our corporate headquarters.

     Income tax expense. Income tax expense for the three months ended February 25, 2001 decreased 50.5% to $17.4 million as compared to $35.1 million for the same period in 2000. The decrease in income taxes was primarily due to lower income before taxes for the three months ended February 25, 2001. Our effective tax rate for the three months ended February 25, 2001 was 37% compared to 35% for the same period in 2000. The effective tax rate for 2001 differs from the statutory federal income tax rate of 35% primarily due to state income taxes. The change in tax rate for 2000 was due to a reassessment of potential tax settlements.

     Net income. Net income for the three months ended February 25, 2001 decreased to $29.6 million from $65.2 million for the same period in 2000. This decrease was primarily attributed to higher accruals for incentive costs and interest expense for the three months ended February 25, 2001, as compared to the same period in 2000, and the three months ended February 27, 2000 included a gain from the sale of office buildings.

RESTRUCTURING AND EXCESS CAPACITY REDUCTION

     Since 1997, we have closed 29 of our owned and operated production and finishing facilities in North America and Europe and instituted restructuring initiatives in order to reduce costs, eliminate excess capacity and align our sourcing strategy with changes in the industry and in consumer demand. The total balance of the reserves at February 25, 2001 was $61.4 million compared to $71.6 million at November 26, 2000. The majority of these initiatives are expected to be completed by the end of 2001. (See Note 3 to the Consolidated Financial Statements.)

LIQUIDITY AND CAPITAL RESOURCES

     Our principal capital requirements have been to fund working capital and capital expenditures. As of February 25, 2001, total cash and cash equivalents were $82.2 million, a $34.8 million decrease from the $117.1 million cash balance reported as of November 26, 2000.

     Cash used for/provided by operations. Cash used for operating activities for the three months ended February 25, 2001 was $131.9 million, as compared to cash provided by operating activities of $60.3 million for the same period in 2000. The use of cash for the three months ended February 25, 2001 was primarily due to payments on annual incentive programs, an increase in inventory and the payment of income taxes on an Internal Revenue Service settlement. Inventory, primarily first quality basic products, increased during the three months ended February 25, 2001 primarily due to a weak retail environment in the U.S. that resulted in order cancellations. In addition, we allowed inventories to rise slightly to ensure that we could meet delivery commitments, and due to improvements in lead times, we received merchandise in the first quarter of 2001 that was scheduled to be delivered in the second quarter of 2001. Other long-term assets increased during the three months ended February 25, 2001 primarily due to the capitalization of underwriting and bank fees for the senior notes issued in January 2001 and the new credit facility entered into in February 2001. Net deferred tax assets and restructuring reserves decreased during the three months ended February 25, 2001 primarily due to spending related to the restructuring initiatives. Accrued salaries, wages, and employee benefits decreased during the three months ended February 25, 2001 primarily due to the payment of annual employee incentives. Long-term employee benefits increased primarily due to increased accruals for long-term employee incentive plans. Accrued taxes decreased during the three months ended February 25, 2001 primarily due to a payment of approximately $40.0 million to the Internal Revenue Service in connection with an examination of our income tax returns for the years 1986 - 1989.

     Cash used for/provided by investing activities. Cash used for investing activities during the three months ended February 25, 2001 was $4.2 million, as compared to cash provided by investing activities of $105.0 million during the same period in 2000. Cash used for investing activities during the three months ended February 25, 2001 resulted primarily from purchases of property, plant and equipment.

     Cash provided by/used for financing activities. Cash provided by financing activities for the three months ended February 25, 2001 was $99.1 million, as compared to cash used for financing activities of $251.2 million for the same period in 2000. Cash provided by financing activities during the three months ended February 25, 2001 was primarily due to proceeds from the senior notes issued in January 2001. However we used the proceeds of the notes offering to repay a portion of the indebtedness outstanding under the 2000 credit facility.

Financial Condition

     Credit Agreement. On February 1, 2001, we entered into a new $1.05 billion senior secured credit facility to replace the then existing 2000 credit facility on more favorable terms. The new credit facility consists of a $700.0 million revolving credit facility and $350.0 million of term loans. This new facility reduces our borrowing costs and extends the maturity of our principal bank credit facility to August 2003.

     The new facility is secured in substantially the same manner as the 2000 credit facility. Collateral includes: domestic receivables, domestic inventories, certain domestic equipment, trademarks, other intellectual property, 100% of the stock in domestic subsidiaries, 65% of the stock of certain foreign subsidiaries and other assets. Borrowings under the facility bear interest at LIBOR or the agent bank's base rate plus an incremental borrowing spread.

     The new facility contains customary covenants restricting our activities as well as those of our subsidiaries, including limitations on our and our subsidiaries' ability to sell assets; engage in mergers; enter into operating leases or capital leases; enter into transactions involving related parties, derivatives or letters of credit; enter into intercompany transactions; incur indebtedness or grant liens or negative pledges on our assets; make loans or other investments; pay dividends or repurchase stock or other securities; guaranty third party obligations; make capital expenditures; and make changes in our corporate structure. The credit agreements will also contain financial covenants that we must satisfy on an ongoing basis, including maximum leverage ratios and minimum coverage ratios.

     Notes Offering. In January 2001, we issued two series of notes payable, U.S. $380.0 million dollar notes and 125.0 million euro notes, totaling the equivalent of $497.5 million to qualified institutional investors. The notes are unsecured obligations and may be redeemed at any time after January 15, 2005. The notes mature on January 15, 2008. We used the net proceeds from the offering to repay a portion of the indebtedness outstanding under the 2000 credit facility.

      The indentures governing the notes contain covenants that limit our and our subsidiaries' ability to incur additional debt; pay dividends or make other restricted payments; consummate specified asset sales; enter into transactions with affiliates; incur liens; impose restrictions on the ability of a subsidiary to pay dividends or make payments to us and our subsidiaries; merge or consolidate with any other person; and sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets or the assets of our subsidiaries. If the notes receive and maintain an investment grade rating by both Standard and Poor's Ratings Service and Moody's Investors Service and we and our subsidiaries are and remain in compliance with the indentures, then we and our subsidiaries will not be required to comply with specified covenants contained in the indenture. (See Note 4 to the Consolidated Financial Statements.)

NEW ACCOUNTING STANDARDS

     We adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," on the first day of fiscal year 2001. Due to the adoption of SFAS 133, we reported a net gain transition amount of $87 thousand in other income/expense. This transition amount was not recorded as a separate line item as a change in accounting principle, net of tax, due to the minimal impact on our results of operations. In addition, we recorded a transition amount of $0.7 million (or $0.4 million net of related income taxes) that reduced other comprehensive income. (See Note 7 to the Consolidated Financial Statements.)

     In September 2000, the Financial Accounting Standards Board ("FASB") issued SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which replaces SFAS 125, "Accounting for Transfers and Services of Financial Assets and Extinguishments of Liabilities." SFAS 140 revises the methods for accounting for securitizations and other transfers of financial assets and collateral as outlined in SFAS 125, and requires certain additional disclosures. For transfers and servicing of financial assets and extinguishments of liabilities, this standard will be effective for our May 27, 2001 quarterly financial statements. However, for disclosures regarding securitizations and collateral, as well as recognition and reclassification of collateral, this standard will be effective for our November 25, 2001 annual financial statements. We are currently evaluating the impact of the adoption of this standard; however, we do not expect the adoption of this standard to have a material effect on our financial position or results of operations.

STATEMENT REGARDING FORWARD-LOOKING DISCLOSURE

     This Form 10-Q includes forward-looking statements about sales performance and trends, fashion trends, new product development in our three brands, product mix, inventory position and management, expense levels including overhead, employee compensation and advertising expense, debt repayment and liquidity, capital expenditures, customer orders, retail relationships and developments including sell-through, presentation of product at retail and marketing collaborations, restructuring reserves, and marketing and advertising initiatives. We based these forward-looking statements on our current assumptions, expectations and projections about future events. When used in this document, the words "believe," "anticipate," "intend," "estimate," "expect," "appear," "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these words.

     These forward-looking statements are subject to risks and uncertainties including, without limitation, risks related to the impact of competitive products; changing fashion trends; dependence on key distribution channels, customers and suppliers; our supply chain executional performance; ongoing competitive pressures in the apparel industry; changing international retail environments; changes in the level of consumer spending or preferences in apparel; trade restrictions; political or financial instability in countries where our products are manufactured or sold; and other risks detailed in our annual report on Form 10-K for the year ended November 26, 2000 and our other filings with the Securities and Exchange Commission. Our actual results might differ materially from historical performance or current expectations. We do not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 3.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

DERIVATIVE FINANCIAL INSTRUMENTS

     We are exposed to market risk primarily related to foreign exchange and interest rates. We actively manage foreign currency and interest rate risk with the objective of reducing fluctuations in actual and anticipated cash flows by entering into a variety of derivative instruments including spot, forward, options and swaps. We currently do not hedge our exposure to the price of cotton with derivative instruments.

FOREIGN EXCHANGE RISK

     Foreign  exchange  market  risk  exposures  are  primarily  related to cash
management   activities,   raw  material  and  finished  goods  purchases,   net
investments and royalty flows from affiliates.


     For more information about market risk, see Notes 4, 5 and 7 to the Consolidated Financial Statements.

PART II - OTHER INFORMATION
ITEM 6.     EXHIBITS AND REPORTS ON FORM 8-K:

        (A)     EXHIBITS:
                3.3      Restated Certificate of Incorporation
                3.4      Amended and Restated By-Laws


        (B)     REPORTS ON FORM 8-K:

         Current Report on Form 8-K on February 9, 2001 filed, pursuant to Item 5 of the report, containing a copy of the Company's press release titled "Levi Strauss & Co. Announces Departure of America's Region President."

         Current Report on Form 8-K on March 20, 2001 filed, pursuant to Item 5 of the report, containing a copy of the Company's press release titled "Levi Strauss & Co. Reports First-Quarter Financial Results."

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



Date: April 6, 2001                         Levi Strauss & Co.
                                            ------------------
                                            (Registrant)


                                    By:     /s/ Gary W. Grellman
                                            --------------------
                                            Gary W. Grellman
                                            Vice President and Controller
                                              (Principal Accounting Officer)

                                  EXHIBIT INDEX

3.3     Restated Certificate of Incorporation

3.4     Amended and Restated By-Laws

                                                                     EXHIBIT 3.3



                AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

                                       OF

                                LEVI STRAUSS & CO.


                First.   The  name  of  the   Corporation   is  Levi  Strauss  &
Co. (the "Corporation").

                Second. The address of the Corporation's registered office in the State of Delaware is 1013 Centre Road, City of Wilmington, County of New Castle. Its registered agent at that address is The Prentice-Hall Corporation System, Inc.

                Third. The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

                Fourth.

A.      Authorized Stock.
        -----------------

                The Corporation shall be authorized to issue 280,000,000 shares of capital stock, of which 270,000,000 shares shall be shares of common stock, par value $0.01 per share ("Common Stock") and 10,000,000 shares shall be shares of preferred stock, par value $1.00 per share ("Preferred Stock").

B.      Preferred Stock.
        ----------------

                Shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation (the "Board") is authorized, subject to any limitation prescribed by law, to provide for the issuance of the shares of Preferred Stock in series, and, by filing a
Certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitation or restrictions thereof, including, without limitation, the dividend, conversion and voting rights, the redemption rights and terms, and the liquidation preferences, if any, and to increase or decrease the number of shares of Preferred Stock of any such series (but not below the number of shares of Preferred Stock thereof then outstanding).

C.      Common Stock.
        -------------

                Subject to the preferences of any shares of Preferred Stock issued pursuant to Section B of this Article Fourth, the holders of shares of Common Stock shall be entitled: (i) to receive such dividends as may be declared by the Board; (ii) to receive, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, all of the remaining assets of the Corporation available for distribution to the stockholders, ratably in proportion to the number of shares of Common Stock held by them; and
(iii) to vote on all matters at all meetings of the stockholders of record of the Corporation and shall be entitled to one vote for each share of Common Stock held of record by such stockholder. Shares of Common Stock may be issued by the Board for such consideration, having a value of not less than the par value thereof, as is determined by the Board.

D.      Transfers in Violation of Stockholders' Agreement.
        --------------------------------------------------

                From the time of execution of the Stockholders' Agreement dated as of April 15, 1996 by and among LSAI Holding Corp. and its stockholders, (as such agreement may be amended from time to time, the "Stockholders' Agreement"), and for so long as such agreement remains in effect, any sale, assignment, gift, pledge or encumbrance or other transfer (each, a "Transfer") of capital stock of the Corporation made in violation of the Stockholders' Agreement shall be null and void. The Corporation shall not register, recognize or give effect to any such Transfer but rather shall continue to recognize the transferor on the books and records of the Corporation as the holder of record of any such shares.

                Fifth. The directors of the Corporation, other than those who may be elected by the holders of any series of Preferred Stock under specific circumstances, shall be divided into three classes as nearly equal in number as is reasonably possible. At the 2001 annual meeting of stockholders the directors of the first class shall be elected for a term of one year, the directors of the second class shall be elected for a term of two years and the directors of the third class shall be elected for a term of three years. At each subsequent annual meeting of stockholders, the successors to the directors whose terms shall expire that year shall be elected to hold office for the term of three years, so that the term of office of one class of directors shall expire in each year. In any event, each director of the corporation shall hold office until his successor is duly elected and qualified. Any director, or the entire Board, may be removed from office at any time with or without cause, by the affirmative vote of the holders of a majority of the shares of capital stock of the Corporation then entitled to vote in an election for directors.

               Sixth. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. Any amendment or repeal of this Article Sixth shall not adversely affect any right or protection of a director of the Corporation existing hereunder in respect of any act or omission occurring prior to such amendment or repeal.

               Seventh. Each person who is or was or had agreed to become a director or officer of the Corporation, or each such person who is or was serving or who had agreed to serve at the request of the Board of Directors or an officer of the Corporation as an employee or agent of the Corporation or as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executor, administrators or estate of such person), shall be indemnified by the Corporation, in accordance with the By-Laws of the Corporation, to the fullest extent permitted from time to time by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment) or any other applicable laws as presently or hereafter in effect. Without limiting the generality or the effect of the foregoing, the Corporation may enter into one or more agreements with any person which provide for indemnification greater or different than that provided in this Article Seventh. Any amendment or repeal of this Article Seventh shall not adversely affect any right or protection existing hereunder in respect of any act or omission occurring prior to such amendment or repeal.

               Eighth. In exercising the powers granted to it by law, this Certificate of Incorporation, and the By-Laws, the members of the Board of Directors may consider, and act upon their beliefs concerning, the Corporation's long-term financial and other interests, and may take into account, among other factors, the social, economic and legal effects of the Corporation's actions upon all constituencies having a relationship with the Corporation, including without limitation, its stockholders, employees, customers, suppliers, consumers and the community at large, so long as all actions and decisions reflecting such considerations are reasonably calculated to be in the interests of the stockholders of the Corporation.

                Ninth. The Board is expressly authorized to make, alter, or repeal the By-Laws of the Corporation, except for any By-Law which specifically prohibits such alteration or repeal without the approval of the stockholders of the Corporation.

               Tenth. The Corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by statute. All rights conferred upon the Corporation's stockholders are granted subject to this reservation.

                                    * * *

         IN WITNESS WHEREOF, Levi Strauss & Co. has caused this certificate to be signed by Nenita T. Sobejana, its Secretary, this 30th day of March, 2001.


                                               LEVI STRAUSS & CO.

                                               By:

                                               --------------------------------
                                               Name: Nenita T. Sobejana
                                               Title:   Secretary

                                                                     EXHIBIT 3.4

                          AMENDED AND RESTATED BY-LAWS
                                       OF
                               LEVI STRAUSS & CO.


                               ARTICLE I - OFFICES

                  Section 1. Registered Office.

                  The registered office of the Corporation shall be in the City of New Castle, State of Delaware.

                  Section 2. Other Offices.

                  The Corporation may also have offices at such other places, both within or without the State of Delaware, as the Board of Directors of the Corporation (the "Board") may from time to time determine or the business of the Corporation may require.

                            ARTICLE II - STOCKHOLDERS

                  Section 1. Annual Meeting.

                  An annual meeting of the stockholders, for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting, shall be held at such place, on such date, and at such time as the Board shall fix by resolution.

                  Section 2. Special Meetings.

                  Special meetings of the stockholders, may be called by the Chairman of the Board or the President or by the Board acting pursuant to a resolution adopted by the Board and shall be called by the President or Secretary at the request in writing of the holders of a Majority of the shares of capital stock of the Corporation then entitled to vote generally in an election for directors and shall be held at such place, on such date, and at such time as they or he or she shall fix. For purposes of these By-Laws, the term "Whole Board" shall mean the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

                  Section 3. Notice of Meetings.

                  Notice of the place, if any, date, and time of all meetings of the stockholders, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, shall be given, not less than ten nor more than sixty days before the date on which the meeting is to be held, to each stockholder entitled to vote at such meeting, except as otherwise provided herein or required by law (meaning, here and hereinafter, as required from time to time by the General Corporation Law of the State of Delaware or the Certificate of Incorporation of the Corporation).

                  When a meeting is adjourned to another place, date or time, notice need not be given of the adjourned meeting if the place, if any, date and time thereof, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than thirty days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, notice of the place, if any, date, and time of the adjourned meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting, shall be given in conformity herewith. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

                  Section 4. Quorum.

                  At any meeting of the stockholders, the holders of a majority of all of the shares of the stock issued and outstanding and entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by law. Where a separate vote by a class or classes or series is required, a majority of the shares of such class or classes or series present in person or represented by proxy shall constitute a quorum entitled to take action with respect to that vote on that matter.

                  If a quorum shall fail to attend any meeting, the chairman of the meeting or the holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, may adjourn the meeting to another place, if any, date, or time.

                  Section 5. Organization.

                  Such person as the Board may have designated or, in the absence of such a person, the chief executive officer of the Corporation or, in the designee's or the chief executive officer's absence, such person as may be chosen by the holders of a majority of the shares issued and outstanding and entitled to vote who are present, in person or by proxy, shall call to order any meeting of the stockholders and act as chairman of the meeting. In the absence of the Secretary of the Corporation, the secretary of the meeting shall be such person as the chairman appoints.

                  Section 6. Conduct of Business.

                  The chairman of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seem to him or her in order. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting.

                  Section 7. Proxies and Voting.

                  At any meeting of the stockholders, every stockholder entitled to vote may vote in person or by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to this paragraph may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

                  The Corporation may, and to the extent required by law, shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and make a written report thereof. The Corporation may designate one or more alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting may, and to the extent required by law, shall, appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. Every vote taken by ballots shall be counted by a duly appointed inspector or inspectors.

                  Each stockholder shall have one vote for every share of stock entitled to vote which is registered in his or her name on the record date for the meeting, except as otherwise provided herein or required by law.

                  All voting, including on the election of directors but excepting where otherwise required by law, may be by a voice vote; provided, however, that upon demand therefore by a stockholder entitled to vote or his or her proxy, a stock vote shall be taken, and provided, further, that the chairman of the meeting may require that ballots be cast for such vote. Every stock vote shall be taken by ballots, each of which shall state the name of the stockholder or proxy voting and such other information as may be required under the procedure established for the meeting. Every vote taken by ballots shall be counted by an inspector or inspectors appointed by the chairman of the meeting.

                  All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

                  Section 8. Stock List.

                  A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in his or her name, shall be open to the examination of any such stockholder for a period of at least ten days prior to the meeting in the manner provided by law.

                  The stock list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law. This list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

                  Section 9. Consent of Stockholders in Lieu of Meeting.

                  Any action required to be taken at any annual or special meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be made by hand or by certified or registered mail, return receipt requested. A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this Section to the extent permitted by law. Any such consent shall be delivered in accordance with Section 228(d)(1) of the General Corporation Law of the State of Delaware. Notice of the taking of corporate action by written consent shall be given to those stockholders who have not consented in writing in accordance with applicable law.


                        ARTICLE III - BOARD OF DIRECTORS

                  Section 1. Number and Term of Office.

                  The number of directors who shall constitute the Board shall be 14, or such other number as may be designated by the Board from time to time in accordance with these By-laws. Commencing with the 2001 annual meeting of stockholders of the Corporation, the directors, other than those who may be elected by the holders of any series of Preferred Stock under specified circumstances, shall be divided into three classes, as nearly equal in number as reasonably possible. At the 2001 annual meeting of stockholders, the directors of the first class shall be elected for a term of one year, the directors of the second class shall be elected for a term of two years and the directors of the third class shall be elected for a term of three years. At each subsequent annual meeting of stockholders, the successors to the directors whose terms shall expire that year shall be elected to hold office for the term of three years, so that the term of office of one class of directors shall expire in each year. In any event, each director shall hold office until his or her successor is elected and qualified

                  Any person who is elected a director of the Corporation shall be deemed to have resigned automatically as a director, and shall no longer be a director, effective upon such person's seventy-second (72nd) birthday. Notwithstanding the foregoing, the Board may, in its discretion, waive this requirement and expressly authorize a director to remain a director beyond such person's seventy-second (72nd) birthday. Vacancies created by such resignations shall be filled in the manner provided in Section 2 of this Article III for the filling of vacancies.

                  Whenever the authorized number of directors is increased between annual meetings of the stockholders, a majority of the directors then in office, although less than a quorum, shall have the power to elect such new directors for the balance of the term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been elected expires and until their successors are elected and qualified. Any decrease in the authorized number of directors shall not become effective until the expiration of the term of the directors then in office unless, at the time of such decrease, there shall be vacancies on the board which are being eliminated by the decrease.

                  Notwithstanding the foregoing, whenever the holders of any series of preferred stock issued by the Corporation shall have the right, voting separately as a class, to elect directors at an annual or a special meeting of stockholders, the then authorized number of directors shall be increased by the number of the additional directors so to be elected, and at such meeting the holders of such preferred stock shall be entitled to elect such additional directors. Any director so elected shall hold office until his or her right to hold such office terminates pursuant to the provisions of such preferred stock.

                  Section 2. Vacancies.

                  If the office of any director becomes vacant by reason of death, resignation, disqualification, removal or other cause, a majority of the directors remaining in office, although less than a quorum, may elect a successor for the unexpired term of such director and until his or her successor is elected and qualified.

                  Section 3. Removal.

                  Subject to the rights of the holders of any series of Preferred Stock with respect to such series of Preferred Stock, any director, or the entire Board, may be removed from office at any time with or without cause, by the affirmative vote of the holders of a majority of the shares of capital stock of the Corporation then entitled to vote in an election for directors.

                  Section 4. Regular Meetings.

                  Regular meetings of the Board shall be held at such place or places, on such date or dates, and at such time or times as shall have been established by the Board and publicized among all directors. A notice of each regular meeting shall not be required.

                  Section 5. Special Meetings.

                  Special meetings of the Board may be called by one-third of the directors then in office (rounded up to the nearest whole number) or by the chief executive officer and shall be held at such place, on such date, and at such time as they or he or she shall fix. Notice of the place, date, and time of each such special meeting shall be given each director by whom it is not waived by mailing written notice not less than three days before the meeting or by telegraphing or telexing or by facsimile or electronic transmission of the same not less than twenty-four hours before the meeting. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

                  Section 6. Powers.

                  The business and affairs of the Corporation shall be managed under the direction of the Board. In addition to the powers and authorities expressly conferred upon them by these By-laws, the Board may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-laws required to be exercised or done by the stockholders. Directors may participate in task forces and other activities with stockholders, employees and other stakeholders.

                  Section 7. Participation in Meetings By Conference Telephone.

                  Members of the Board, or of any committee thereof, may participate in a meeting of such Board or committee by means of conference telephone, video conference or other communications equipment by means of which all persons participating in the meeting can hear each other and such participation shall constitute presence in person at such meeting.

                  Section 8. Quorum.

                  At any meeting of the Board, a majority of the total number of the Whole Board shall constitute a quorum for all purposes. If a quorum shall fail to attend any meeting, a majority of those present may adjourn the meeting to another place, date, or time, without further notice or waiver thereof

                  Section 9. Conduct of Business.

                  At any meeting of the Board, business shall be transacted in such order and manner as the Board may from time to time determine, and all matters shall be determined by the vote of a majority of the directors present at any meeting at which a quorum is present, except as otherwise provided herein or required by law. Stockholders, members of management or other employees or other persons may attend all or any part of a meeting, at the Board's invitation and discretion. The following actions shall not be taken by the Corporation or the Board without the approval of at least two-thirds of those directors present at a meeting at which a quorum is present:

                  (a) the declaration of dividends or distributions with respect to capital stock of the Corporation;

                  (b) the purchase of the Corporation's Common Stock (other than as may be provided in any policy of the type contemplated by Section 9(c) of this Article 111);

                  (c) the adoption, termination or material modification of any estate tax repurchase policy of the Corporation, as such may be in place from time to time, which policy may contemplate, among other things, the repurchase by the Corporation of its securities from the estates of deceased stockholders to provide funds for payment of estate or similar taxes;

                  (d) the acquisition or disposition of assets with a fair market value in excess of One Hundred Fifty Million Dollars ($150,000,000.00) in one transaction or a series of related transactions;

                  (e) the employment or termination of the chief executive officer of the Corporation;

                  (f) the execution of a registration statement under the Securities Act of 1933 (or comparable law of any other jurisdiction) for a public offering of securities of the Corporation or any subsidiary;

                  (g) the dissolution or liquidation of the Corporation;

                  (h) the execution or performance of any merger agreement pursuant to which securities of the Corporation are issued,extinguished, or modified;

                  (i) the adoption of a resolution by the Board changing the size of the Board;

                  (j) the   changing  of  the  independent  accountants  of  the
        Corporation;

                  (k) the calling by the Board of a special meeting of the stockholders of the Corporation;

                  (l) the waiver of any rights of the Corporation as successor to LSAI Holding Corp. under the Stockholders' Agreement dated as of April 15, 1996 by and among LSAI Holding Corp. and its stockholders (as such agreement may be amended from time to time, the "Stockholders' Agreement") or the approval of certain transfers of shares of common stock pursuant to the Stockholders' Agreement;

                  (m) the amendment or repeal of this Section 9 of Article III or of Article XI, or the addition to these By-laws of any provision inconsistent with this Section 9 of Article III or with Article XI.

Action may be taken by the Board without a meeting if all members thereof consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

                  Section 10.  Compensation of Directors.

                  Directors, as such, may receive, pursuant to resolution of the Board, fixed fees and other compensation for their services as directors, including, without limitation, their services as members of committees of the Board.

                             ARTICLE IV - COMMITTEES

                  Section 1. Committees of the Board of Directors.

                  The Board may from time to time designate committees of the Board, with such lawfully delegable powers and duties as it thereby confers and to the full extent permitted by Section 141 (c) (2) of the General Corporation Law of the State of Delaware, to serve at the pleasure of the Board and shall, for those committees and any others provided for herein, elect a director or directors to serve as the member or members, designating, if it desires, other directors as alternate members who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of any committee and any alternate member in his or her place, the member or members of the committee present at the meeting and not disqualified from voting, whether or not he or she or they constitute a quorum, may by unanimous vote appoint another member of the Board to act at the meeting in the place of the absent or disqualified member.

                  Section 2. Conduct of Business.

                  Each committee may determine the procedural rules for meeting and conducting its business, except as otherwise provided herein or required by law. Adequate provision shall be made for notice to members of all meetings; one-third of the members shall constitute a quorum unless the committee shall consist of one or two members, in which event one member shall constitute a quorum; and all matters shall be determined by a majority vote of the members present. Action may be taken by any committee without a meeting if all members thereof consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of the proceedings of such committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.


                              ARTICLE V - OFFICERS

                  Section 1. Number.

                  The officers of the Corporation shall be chosen by the Board and shall include a Chairman of the Board, President, a Secretary, and a Treasurer. The Board may also appoint one or more Vice Presidents, Assistant Secretaries or Assistant Treasurers and such other officers and agents with such powers and duties as it shall deem necessary. Any Vice President may be given such specific designation as may be determined from time to time by the Board. Any number of offices may be held by the same person, unless the Certificate of Incorporation or these By-laws otherwise provide.

                  Section 2. Election and Term of Office.

                  The officers shall be elected annually by the Board at its organizational meeting following the annual meeting of the stockholders, and each officer shall hold office until the next annual election of officers and until his or her successor is elected and qualified, or until his or her death, resignation, or removal. Any officer may be removed at any time, with or without cause, by a vote of the majority of the Whole Board, and any officer shall be deemed removed upon termination of such officer's employment with the Corporation or by any subsidiary for any reason. Any vacancy occurring in any office may be filled by the Board.

                  Section 3. Salaries.

                  The Board from time to time shall fix the salaries of the following officers: the Chairman of the Board, the President, all Executive Vice Presidents and all Senior Vice Presidents.

                  Section 4. Chairman of the Board.

                  The Chairman of the Board shall be the chief executive officer of the Corporation unless the President is designated the chief executive officer. The Chairman of the Board shall supervise generally the affairs of the Corporation, and shall exercise such other powers and perform such other duties as may be assigned to him or her by these By-Laws or by the Board. The Chairman of the Board shall preside at meetings of the stockholders and the Board. He or she shall be an ex-officio member of all standing committees of the Board.

                  Section 5. President.

                  The President shall be the chief operating officer of the Corporation unless otherwise designated by the Board. The President shall exercise such other powers and duties as may be assigned to him or her by these By-laws or by the Board.

                  Section 6. Vice Presidents.

                  Except where the signature of the President is required by law, each of the Vice Presidents shall have the same power as the President to sign certificates, contracts and other instruments of the Corporation. Any Vice President shall perform such other duties and may exercise such other powers as may from time to time be assigned to him or her by these By-laws, the Board or the President.

                  Section 7. Secretary and Assistant Secretaries.

                  The Secretary shall: record, or cause to be recorded, in books provided for the purpose, minutes of the meetings of the stockholders, the Board, and all committees of the Board; see that all notices are duly given in accordance with the provisions of these By-Laws as required by law; be custodian of all corporate records (other than financial) and of the seal of the Corporation, and have authority to affix the seal to all documents requiring it and attest to the same; give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board; and, in general, shall perform all duties incident to the office of Secretary and such other duties as may, from time to time, be assigned to him or her by the Board or by the President. At the request of the Secretary, or in his or her absence or disability, any Assistant Secretary shall perform any of the duties of the Secretary and, when so acting, shall have all the powers and be subject to all the restrictions upon, the Secretary.

                  Section 8. Treasurer and Assistant Treasurers.

                  The Treasurer shall exercise general supervision over the receipt, custody and disbursement of corporate funds. The Treasurer shall cause the funds of the Corporation to be deposited in such banks as may be authorized by the Board, or in such banks as may be designated as depositories in the manner provided by resolution of the Board. He or she shall have such further powers and duties and shall be subject to such directions as may be granted or imposed upon him or her from time to time by the Board, the Chairman of the Board or the President. At the request of the Treasurer, or in his or her absence or disability, the Assistant Treasurer may perform any of the duties of the Treasurer and, when so acting shall have all the powers of, and be subject to all the restrictions upon, the Treasurer. Except where the signature of the Treasurer is required by law, each of the Assistant Treasurers shall possess the same power as the Treasurer to sign all certificates, contracts, obligations, and other instruments of the Corporation.


                ARTICLE VI - EXECUTION OF CORPORATE INSTRUMENTS,
                         RATIFICATION OF CONTRACTS, AND
                    VOTING OF SHARES OWNED BY THE CORPORATION

                  Section 1. Execution of Corporate Instruments.

                  The Board may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute any corporate instrument or document, or to sign the corporate name without limitation, except where otherwise provided by law, and such execution or signature shall be binding upon the Corporation. Unless otherwise specifically determined by the Board:

                  (a) formal contracts of the Corporation, promissory notes, indentures, deeds of trust, mortgages, real property leases and purchase and sale agreements, powers of attorney relating to trademark and any other matters, and other evidences of indebtedness of the Corporation, and corporate instruments or documents requiring the corporate seal (except for share certificates issued by the Corporation), and share certificates owned by the Corporation, shall be executed, signed, or endorsed by any of the Chairman of the Board, the President, any Vice President, the Secretary, any Assistant Secretary, the Treasurer or any Assistant Treasurer;

                  (b) checks drawn on banks or other depositories on funds to the credit of the Corporation, or in special accounts of the Corporation, shall be signed in such manner (which may be a facsimile signature) and by such person or persons as shall be authorized by the Board; and

                  (c) share certificates issued by the Corporation shall be signed (which may be a facsimile signature) jointly by (i) the chief executive officer and (ii) the Secretary or an Assistant Secretary.

                  Section 2. Ratification by Stockholders.

                  The Board may, in its discretion, submit any contract or act for approval or ratification by the stockholders at any annual meeting of stockholders or at any special meeting of stockholders called for that purpose. Any contract or act which shall be approved or ratified by the holders of a majority of the voting power of the Corporation represented at such meeting shall be as valid and binding upon the Corporation as though approved or ratified by each and every stockholder of the Corporation, unless a greater vote is required by law for such purpose.

                  Section 3. Voting of Stock Owned by the Corporation.

                  All stock of other corporations owned or held by the Corporation for itself or for other parties in any capacity shall be voted, and all proxies with respect thereto shall be executed, by the person authorized to do so by resolution of the Board or, in the absence of such authorization, by the President, any of the Vice Presidents, the Secretary or any Assistant Secretary.

                               ARTICLE VII - STOCK

                  Section 1. Certificates of Stock, Transfers.

                  The interest of each stockholder of the Corporation shall be evidenced by certificates for shares of stock in such form as the appropriate officers of the Corporation may from time to time prescribe. The shares of the stock of the Corporation shall be transferred on the books of the Corporation by the holder thereof in person or by his or her attorney, upon surrender for cancellation of certificates for at least the same number of shares, with an assignment and power of transfer endorsed thereon or attached thereto, duly executed, with such proof of the authenticity of the signature as the Corporation or its agents may reasonably require.

                  The certificates of stock shall be signed, countersigned and registered in such manner as the Board may by resolution prescribe, which resolution may permit all or any of the signatures on such certificates to be in facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

                  Section 2. Certain Transfers of Stock.

                  For as long as that voting trust agreement among Robert D. Haas, Peter E. Haas, Sr., Peter E. Haas, Jr., and F. Warren Hellman (the "Trustees") and certain holders of capital stock of the Corporation (the "Voting Trust Agreement") is in effect, shares of the Corporation's capital stock subject thereto and the voting trust certificates so representing (the "Voting Trust Certificates") are necessarily linked and cannot be transferred separately. Any transfer of Voting Trust Certificates shall be deemed to effect a transfer of the underlying shares of capital stock represented thereby, and any transfer of shares of capital stock with
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

respect to which Voting Trust Certificates have been issued shall be deemed to effect a transfer of such Voting Trust Certificates.

                  Section 3. Record Date.

                  The Board may fix a record date, which shall not be more than sixty nor less than ten days before the date of any meeting of stockholders, nor more than sixty days prior to the time for the other action hereinafter described, as of which there shall be determined the stockholders who are entitled: to notice of or to vote at any meeting of stockholders or any adjournment thereof; to receive payment of any dividend or other distribution or allotment of any rights; or to exercise any rights with respect to any change, conversion or exchange of stock or with respect to any other lawful action.

                  In order that the Corporation may determine the stockholders entitled to consent to corporate action without a meeting, (including by telegram, cablegram or other electronic transmission as permitted by law), the Board of Directors may fix a record date, which shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall be not more than ten (10) days after the date upon which the resolution fixing the record date is adopted. If no record date has been fixed by the Board of Directors and no prior action by the Board of Directors is required by the General Corporation Law of the State of Delaware, the record date shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation in the manner prescribed by Article II, Section 9 hereof. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by the General Corporation Law of the State of Delaware with respect to the proposed action by written consent of the stockholders, the record date for determining stockholders entitled to consent to corporate action in writing shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

                  The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof, and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, save as expressly provided by the laws of Delaware.

                  Section 4. Lost, Stolen or Destroyed Certificates.

                  In the event of the loss, theft or destruction of any certificate of stock, another may be issued in its place pursuant to such regulations and practices as the Corporation may establish concerning proof of such loss, theft or destruction and concerning the giving of a satisfactory bond or bonds of indemnity.

                  Section 5. Regulations.

                  The  issue,   transfer,   conversion   and   registration   of
certificates of stock shall be governed by such other regulations as the Corporation may establish.

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


                               ARTICLE VIII - NOTICES
                  Section 1. Notices.

                  If mailed, notice to stockholders shall be deemed given when deposited in the mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the Corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the General Corporation Law of the State of Delaware.

                  Section 2. Waivers.

                  A written waiver of any notice, signed by a stockholder, or director, or waiver by electronic transmission by such person, whether given before or after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given to such person. Neither the business nor the purpose of any meeting need be specified in such a waiver. Attendance at any meeting shall constitute waiver of notice except attendance for the sole purpose of objecting to the timeliness of notice.

                          ARTICLE IX - INDEMNIFICATION

                  Section 1. Indemnification and Insurance.

                  Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit, or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation (including, without limitation, any subsidiary) or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by the Corporation, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, Employee Retirement Income Security Act of 1974 (as amended) excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that except
                                                ---------
as provided in Section 3 of this Article, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board. The right to indemnification conferred in this Article shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final
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
disposition, such advances to be paid by the Corporation within 20 days after the receipt by the Corporation of a statement or statements from the claimant requesting such advance or advances from time to time; provided, however,
                                                                 -------
that if the General Corporation Law of the State of Delaware requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Corporation of an undertaking by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Article or otherwise.
                  Section 2. Request for Indemnification.

                  To obtain indemnification under this Article, a claimant shall submit to the Corporation a written request, including therein or therewith such documentation and information as is reasonably available to the claimant and is reasonably necessary to determine whether and to what extent the claimant is entitled to indemnification. Upon written request by a claimant for indemnification pursuant to the first sentence of this Section 2, a determination, if required by applicable law, with respect to the claimant's entitlement thereto shall be made as follows: (1) if requested by the claimant, by Independent Counsel (as hereinafter defined), or (2) if no request is made by the claimant for a determination by Independent Counsel, (1) by the Board by a majority vote of the directors who are not parties to such proceeding, even though less than a quorum, or (ii) if there are no such directors, or if such directors so direct, by Independent Counsel in a written opinion to the Board, a copy of which shall be delivered to the claimant, or (iii) if such Directors so direct, by the stockholders of the Corporation. In the event the determination of entitlement to indemnification is to be made by Independent Counsel at the request of the claimant, the Independent Counsel shall be selected by the Board unless there shall have occurred within two years prior to the date of the commencement of the proceeding for which indemnification is claimed a change in control of the Corporation, in which case the Independent Counsel shall be selected by the claimant unless the claimant shall request that such selection be made by the Board. If it is so determined that the claimant is entitled to indemnification, payment to the claimant shall be made within 10 days after such determination.

                  Section 3. Right of Claimant to Bring Suit.

                  If a claim under Section I of this Article is not paid in full by the Corporation within thirty days after a written claim pursuant to Section 2 of this Article has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standard of conduct which makes it permissible under the General Corporation Law of the State of Delaware for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, Independent Counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the

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
circumstances because he or she has met the applicable standard of conduct set forth in the General Corporation Law of the State of Delaware, nor an actual determination by the Corporation (including its directors who are not parties to such action, a committee of such directors, Independent Counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

                  Section 4. Corporation Bound.

                  If a determination shall have been made pursuant to Section 2 of this Article that the claimant is entitled to indemnification, the Corporation shall be bound by such determination in any judicial proceeding commenced pursuant to Section 3 of this Article.

                  Section 5. Corporation Precluded.

                  The Corporation shall be precluded from asserting in any judicial proceeding commenced pursuant to Section 3 of this Article that the procedures and presumptions of this Article are not valid, binding and enforceable and shall stipulate in such proceeding that the Corporation is bound by all the provisions of this Article.

                  Section 6. Non-Exclusivity of Rights.

                  The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, By-laws, agreement, vote of stockholders or disinterested directors or otherwise. No repeal or modification of this Article shall in any way diminish or adversely affect the rights of any director, officer, employee or agent of the Corporation hereunder in respect of any occurrence or matter arising prior to any such repeal or modification.

                  Section 7. Insurance.

                  The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware. To the extent that the Corporation maintains any policy or policies providing such insurance, each such director or officer, and each such agent or employee to which rights to indemnification have been granted as provided in Section 8 of this Article, shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage thereunder for any such director, officer, employee or agent.

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


                  Section 8. Granting of Rights.

                  The Corporation may, to the extent authorized from time to time by the Board, grant rights to indemnification, and rights to be paid by the Corporation the expenses incurred in defending any proceeding in advance of its final disposition, to any employee or agent of the Corporation to the fullest extent of the provisions of this Article with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

                  Section 9. Severability.

                  If any provision or provisions of this Article shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (1) the validity, legality and enforceability of the remaining provisions of this Article (including, without limitation, each portion of any paragraph of this Article containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (2) to the fullest extent possible, the provisions of this Article (including, without limitation, each such portion of any paragraph of this Article containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

                  Section 10. Definitions.

                  For purposes of this Article, "Independent Counsel" means a law firm, a member of a law firm, or an independent practitioner, that is experienced in matters of corporation law and shall include any person who, under the applicable standards of professional conduct then prevailing, would not have a conflict of interest in representing either the Corporation or the claimant in an action to determine the claimant's rights under this Article.

                  Section 11. Notices.

                  Any notice, request or other communication required or permitted to be given to the Corporation under this Article shall be in writing and either delivered in person or sent by telecopy, telex, telegram, overnight mail or courier service, or certified or registered mail, postage prepaid, return receipt requested, to the Secretary of the Corporation and shall be effective only upon receipt by the Secretary.

                            ARTICLE X - MISCELLANEOUS

                  Section 1. Facsimile Signatures.

                  In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these By-laws, facsimile signatures of any officer or officers of the Corporation may be used whenever and as authorized by the Board or a committee thereof.

                  Section 2. Corporate Seal.

                  The Board may provide a suitable seal, containing the name of the Corporation, which seal shall be in the charge of the Secretary. Duplicates of the seal may be kept and used by the Treasurer or by an Assistant Secretary or Assistant Treasurer.

                  Section 3. Reliance upon Books, Reports and Records.

                  Each director, each member of any committee designated by the Board, and each officer of the Corporation shall, in the performance of his or her duties, be fully protected in relying in good faith upon the books of account or other records of the Corporation, including reports made to the Corporation by any of its officers, by an independent certified public accountant, by an appraiser or by any other professional person or expert selected with reasonable care.

                  Section 4. Fiscal Year.

                  Each fiscal year of the Corporation shall end on the last Sunday of November, and the subsequent fiscal year shall begin on the Monday thereafter, unless the Board, the Chairman of the Board or the President of the Corporation shall designate a different period.

                  Section 5. Time Periods.

                  In applying any provision of these By-laws which require that an act be done or not done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded, and the day of the event shall be included.


                             ARTICLE XI - AMENDMENTS

                  These By-laws may be amended or repealed, or new By-laws may be adopted, by the holders of a majority of the shares of capital stock then entitled to vote in an election for directors or by the Board at any regular or special meeting of the stockholders or the Board, or by written consent in lieu thereof.

                                 * * * *

                  This is to certify that these Amended and Restated By-Laws were approved and adopted by the Board of Director of Levi Strauss & Co. on March 28, 2001.




                                         -------------------------------
                                         Nita Sobejana
                                         Secretary


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